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02015112

Pernod Ricard

02 FEB 12

Pernod Ricard : Sale of Orangina-Pampryl and Yoo-Hoo completed

SUPPL

Paris, October 31st 2001 – Pernod Ricard confirms the completion of the sale of its soft drinks activities to Cadbury Schweppes. The Group received yesterday, October 30th, the approval of the competition authorities in Europe and in the US.

For further information, please contact :
Alain-Serge Delaitte : Tel: (33 1) 40.76.77.12
Barbara M. Burns, Tel: (212) 486 1140

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dw 2/14

Pernod Ricard

02 FEB 12 AM 8:07

Pernod Ricard / Seagram Deal Completed

New York, 21 December 2001 – Further to the approval of the United-States competition authorities (Federal Trade Commission), Pernod Ricard and Diageo have today completed the acquisition of Seagram's spirits and wine businesses.

Pernod Ricard now owns the premium scotch Chivas Regal, The Glenlivet malt, Martell cognac, and Seagram's Gin in addition to large number of brands and networks across all continents.

Patrick Ricard, Chairman and CEO of Pernod Ricard said «This represents a key step towards the refocusing on our core business, spirits and wine. Our market share has doubled in size following this acquisition. »

For further information
Alain-Serge Delaitte / Communication, Tel: (33 1) 40 76 77 12
Patrick de Borredon / Investor Relations: Tel: (33 1) 40 76 77 33
Barbara M. Burns, Tel: (212) 486 1140

www.pernod-ricard.fr